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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             POLARIS INDUSTRIES INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   731068 10 2
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                                 (CUSIP Number)


                                ANDRIS A. BALTINS
                        KAPLAN, STRANGIS AND KAPLAN, P.A.
                               5500 NORWEST CENTER
                             90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 MARCH 15, 1995

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             (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check
          the following:                                         / /

          Check the following box if a fee is being paid with this
          statement:                                   /X/

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                                  SCHEDULE 13D

CUSIP No. 731069 10 2

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(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     W. Hall Wendel, Jr. (###-##-####)

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)   ( )
                                                  (b)   ( )

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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS
       00

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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

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                              (7)  SOLE VOTING POWER
   NUMBER OF                         860,900
    SHARES                    --------------------------------------------------
 BENEFICIALLY                 (8)  SHARED VOTING POWER
   OWNED BY                          100,000
     EACH                     --------------------------------------------------
   REPORTING                  (9)  SOLE DISPOSITIVE POWER
    PERSON                           860,900
     WITH                     --------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                     100,000

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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       860,900

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                              (X)

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       4.73%

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(14) TYPE OF REPORTING PERSON
       IN
*Mr. Wendel disclaims, pursuant to Rule 13d-4, beneficial ownership of 100,000 shares held by the Hall and Deborah Wendel Foundation of which he is President and a Trustee.

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                                  SCHEDULE 13D

                                    filed by

                               W. Hall Wendel, Jr.

Item 1.   Security and Issuer.

          Shares of Common Stock, $.01 par value (the "Common Stock")

          Polaris Industries Inc. (the "Issuer")
          1225 Highway 169 North
          Minneapolis, MN  55441

Item 2.   Identity and Background.

          (a), (b)  W. Hall Wendel, Jr.
                    1225 Highway 169 North
                    Minneapolis, MN  55441

          (c) Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

          (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or small misdemeanors).

          (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  United States Citizen

Item 3.   Source and Amount of Funds or Other Consideration.

          3,000 Shares of Common Stock held by the reporting person were acquired by him by direct purchase from the Issuer in October of 1994. Such shares were purchased with personal funds of the reporting person.

          On December 22, 1994, a wholly-owned subsidiary of the Issuer was merged (the "Merger") into Polaris Industries Partners L.P. (the "Partnership") and each unit of Beneficial Assignment of Class A Limited Partnership Interests of the Partnership (the "BACs") was exchanged for one share of Common Stock. In the Merger, the reporting person received 857,800 shares of

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          Common Stock in exchange for 857,800 BACs.  The BACs formerly held by the reporting person were acquired by him in the original issuance of securities by the Partnership in 1987 and in cancellation of indebtedness of The Wendel Trust, u.t.a. dated October 27, 1988 in a transaction that took place in 1990.

          100 shares of Common Stock held by the reporting person were acquired in a purchase from a broker-dealer in connection with the listing of the Common Stock on the New York Stock Exchange on February 24, 1995. Such shares were purchased with personal funds of the reporting person.

          The Hall and Deborah Wendel Foundation (the "Foundation"), of which the reporting person is President and a Trustee, received a donation of 100,000 shares of Common Stock on March 15, 1995. The reporting person disclaims beneficial ownership of such shares pursuant to Rule 13d-4.

Item 4.   Purpose of Transaction.

          The reporting person currently intends to hold the 860,900 shares of Common Stock over which he has sole voting and dispositive power for investment purposes.

          Although the reporting person has from time to time considered plans or proposals, including the Merger, which relate to or would result in the acquisition or disposition of securities of the Issuer, extraordinary transactions, a change in the management of the Issuer or a change in the distribution policy of the Issuer, and the reporting person may in the future have plans or proposals with respect thereto, at the present time, the reporting person has no such plans or proposals.

Item 5.   Interest in Securities of the Issuer.

          (a) The reporting person beneficially owns 860,900 shares of Common Stock representing 4.73% of the outstanding shares of Common Stock of the Issuer. The reporting person disclaims beneficial ownership of the 100,000 shares of Common Stock held by the Foundation.

          (b) The reporting person has sole voting and dispositive power for 860,900 of the shares of Common Stock described in Item 5(a) above. With respect to the 100,000 shares of Common Stock which are held by the Foundation, the reporting person, as an officer and trustee of the Foundation, shares voting and dispositive power with:

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               (i)  Deborah Wendel
                    1225 Highway 169 North
                    Minneapolis, MN  55441

              (ii) Secretary, Treasurer and Trustee of the Hall and Deborah Wendel Foundation

          (c) (i) 100 shares of Common Stock held by the reporting person were acquired in a purchase through a broker-dealer in connection with the listing of the Common Stock on the New York Stock Exchange on February 24, 1995. The price per share was $44.75. The transaction took place in New York, New York.

               (ii) The Foundation, of which the reporting person is President and a Trustee received a donation of 100,000 shares of Common Stock on March 15, 1995 from Ms. Amy Wendel, the reporting person's daughter.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Materials to be Filed as Exhibits.

          None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       March 24, 1995


                                        /s/ W. Hall Wendel, Jr.
                                        ----------------------------------------
                                        W. Hall Wendel, Jr.